INVEST IN **DOOFUS CORPORATION**

Our Roguehog APP introduces a new level of risk assessment for auto insurers


doofus
roguehog

doofus.xyz Wilmington DE

Software | Technology | App | Fin Tech | Software Engineering

LEAD INVESTOR



Partha Debnath

There are quite a few reasons which attracted me to become Lead Investor for Doofus Corporation. To mention briefly, Excellent Product quality, Huge Global market size, Enormous Growth Potential, Led by Competent Team with Past Track records. In addition, there will be reward for every good nature driver by paying less insurance premium which will touch every one of us driving our own vehicle. My interaction with Jacques, Founder and President of Doofus Corporation has been extremely encouraging. He is a true Business Leader in every aspect. The company has clear vision, robust business plan and revenue projection which are benchmarks for any investor looking for investment opportunities. I have no hesitation to become Lead investor for Doofus Corporation as I am confident of decent ROI in near future because early birds are likely to be more successful than the Night Owls.

Invested $1,000 this round & $2,500 previously

Highlights

1. Innovative product with excellent prospects.
2. First to market for third-party behavioral data on individual drivers and vehicles.

2. First to market for third-party behavioral data on individual drivers and vehicles.

3. Significant market size and potential.
4. Our Roguehog APP could replace existing risk assessment models and methods, at a lower cost.
5. Experienced and competent management team.
6. $65,000 in pre-seed funding already raised.

Our Team



Jacques Fourie President and Chief Executive Officer

Jacques has extensive knowledge and experience in finance, technology and trends, and general business management.

Too many drivers get away with irresponsible and dangerous behavior on our road. The best way to reduce this behavior is to hold individual drivers responsible and to penalize them financially or otherwise for their unsafe behavior on the road.



David Nguyen Chief Operating Officer

David is a seasoned Chief Technical Officer and Product Manager, having worked with a range of tech companies over the last 26 years.



Dominic Wardall Vice President of Sales and Marketing

Dominic is a communications, marketing and sales professional, with twenty-plus years' experience.

Pitch


Doofus Corporation
Roguehog
Real data for safer roads


Problem
Vehicles have become more sophisticated and expensive to repair, resulting in mounting underwriting losses for auto insurers
Traditional risk assessment tools are discriminatory, generalized, and backward-looking
Even telematics, the most recent development, is unable to provide information on pain points such as reckless, dangerous and distracted driving, and fraudulent accident claims
doofus
roguehog


Solution

Crowdsourced collection of the actual observable, real-time driving behaviors of all drivers and vehicles on the road

AI-generated reports identifying vehicles driven recklessly, while distracted, or committing traffic violations

Discoverable records of vehicle accidents would help settle accident claims

Replace outdated statistical models, claims histories and GPS trackers with smart, data-driven analytics of individualized driving behaviors

dcofus roguehog

Roguehog APP

Our Roguehog insurtech APP collects and processes user-specific data, from multiple sources, on traffic violations, reckless, dangerous and distracted driving, and vehicle accidents

Auto insurers can purchase our data on their current and prospective clients to improve the accuracy and effectiveness of their risk assessments

Auto insurers will have the ability to purchase evidence pertaining to accidents from us to better assess claims

Core Features

Replaces existing risk assessment models and methods, at a substantially lower cost

Processed data is sold to auto insurers, providing recurring income streams

Financial rewards paid to independent data providers

Leverages internet of things, web3, and peer-to-peer networks

dcofus roguehog

Competition and Competitive Advantages


More Effective
Telematics
Roguehog
Actuarial Models
Personal Claims History
More Expensive
Less Expensive
Less Effective

First to market for comprehensive and personalized behavioral data on drivers and vehicles

Continuous data updates

Pay-as-you-use model

Easy to use with no prohibitive implementation or training costs for users

Incentives paid to data providers

dcofus roguehog

Market Validation

Auto insurers use telematics and other resources to collect as much data as possible on their current clients

Auto insurers use social media to try and connect the dots between clients and risk, and to identify fraudulent claims

Untapped user-generated data which is growing at an exponential rate and filling data warehouses

Market Size


Market Size
(in millions)
$ 25,000
$ 20,000
$ 15,000
$ 10,000
$ 5,000
$ 0
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
TAM
SAM
SOM

Our Total Available Market or TAM is calculated on the total number of insurable vehicles globally, multiplied by our data rates based on expected pricing power

Our Serviceable Available Market or SAM is calculated on the total number of insurable vehicles in the US alone, multiplied by our data rates based on expected pricing power

Our Serviceable Obtainable Market or SOM is calculated on 30 percent of our SAM

doofus roguehog

Business Model

120 million reports

We aim to sell 120 million reports to US auto insurers in 2031

$10 fee / report

We charge auto insurers $10 per data report

$1.2 billion revenue

We project revenue of $1.2 billion in 2031

doofus roguehog

Forward looking projections cannot be guaranteed.

Upside Potential

Data collection could be automated and provided by partners at a continually reducing cost

Additional revenue streams include other risk insurers, traffic and planning authorities, fleet operators and many more

Our Roguehog APP can be rolled out internationally at a low cost

Traction

Beta version to be launched in February 2022 with early prototypes tested, laying the foundation for the latest APP parameters

Partnership discussions with auto insurers initiated

A strong and experienced team in place

doofus roguehog

Go-to-Market Strategy

Build solid partnerships with auto insurers and data providers to establish and secure a dominant market position

Official launch, public roll-out of Roguehog APP, and mass data generation drive

Expand our sales and marketing team to efficiently grow and manage customer relationships

doofus roguehog

Our Team



Jacques Fourie, Founder and Chief Executive Officer

Jacques has extensive knowledge and experience in finance, technology and trends, and general business management



David Nguyen, Chief Operating Officer

David is a seasoned Chief Technical Officer and Product Manager, having worked with a range of tech companies over the last 26 years



Dominic Wardall, Vice President of Sales and Marketing

Dominic is a communications, marketing and sales professional, with twenty-plus years' experience

Financials


Projected Financials
(in millions)
$ 2,000
$ 1,800
$ 1,600
$ 1,400
$ 1,200
$ 1,000
$ 800
$ 600
$ 400
$ 200
$ 0
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Revenue
EBITDA
Cash Flows

Our projected financials are based on the following assumptions:

- a successful funding round in 2022
- successful subsequent funding rounds beyond 2022 if required
- a 10 percent month-on-month revenue growth from July 2022 to achieve our SOM in 2031

doofus roguehog

Forward looking projections cannot be guaranteed.

Fundraising

Use of Funds



32.5%
30%
30%
7.5%
Administration
Engineering
Marketing
Fundraising

We are looking to raise $100,000 to $250,000 in funding for 6 to 12 months' runway to:

- build a talented technology team
- launch our fully-fledged APP
- build a motivated sales team
- build partnerships with auto insurers and data providers

At a pre-money valuation of $5.28 million we are offering 10 to 25 million shares or 1.89% to 4.74% equity at $0.01 per share

doofus

roguehog

Contact Details

Doofus Corporation
Hardturmstrasse 161
8005 Zurich
Switzerland

Jacques Fourie
E: jacques.fourie@doofuscorporation.com
T: +41.44.551.0005
W: https://doofus.xyz